UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Volt Information Sciences, Inc.
(Exact name of registrant as specified in its charter)

New York	13-5658129
(State of incorporation or organization)	(IRS Employer Identification No.)

1065 Avenue of Americas, New York, New York	10018
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.1	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.  Description of Securities to be Registered.

The total authorized capital of the Company consists of 500,000 shares of Preferred Stock, $1.00 par value per share, and 120,000,000 shares of Common Stock, $.10 par value per share.

PREFERRED STOCK

No shares of Preferred Stock have been issued and the Company has no present plans to issue shares of Preferred Stock. The Board of Directors has the authority, without action by the shareholders, to create one or more series of Preferred Stock and to fix the designation, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and on liquidation) and limitations of each series.

COMMON STOCK

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Subject to the rights of any series of Preferred Stock which may from time to time be outstanding, the holders of outstanding shares of Common Stock are entitled to receive all dividends declared by the Board of Directors out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of the holders of Preferred Stock, if any. Shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.

The Board is divided into two classes, each class to consist of at least three members. Each class is elected for a term of two years. At each annual meeting, directors are elected to succeed those in the class whose term expires at that annual meeting, such newly elected directors to hold office until the second succeeding annual meeting and the election and qualification of their respective successors.

Item 2.  Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Volt Information Sciences, Inc.

Date: August 22, 2014	By:	/s/ Sharon H. Stern

Sharon H. Stern
SVP Legal Affairs and Secretary